Exhibit 99.6

THE FOLLOWING PROXY CARD RELATES TO THE EXTRAORDINARY GENERAL MEETING OF THE ORDINARY SHAREHOLDERS OF WNS (HOLDINGS) LIMITED AND IS BEING SENT TO THE HOLDERS OF WNS (HOLDINGS) LIMITED AMERICAN DEPOSITARY SHARES PURSUANT TO THE DEPOSIT AGREEMENT AMONG WNS (HOLDINGS) LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS ISSUED THEREUNDER.

WNS (HOLDINGS) LIMITED

Extraordinary General Meeting of Shareholders

Ordinary resolution presented for consideration at the Extraordinary
General Meeting of Shareholders on February 13, 2009

Vote

	For	Against	Abstain
1.	Subject to the consent of the Jersey
Financial Services Commission, approval of
the Company’s Amended and Restated 2006
Incentive Award Plan, which is
substantially as set out in Appendix A to
the accompanying Proxy Statement.

Date:

(Signature)